# Tula Microphones Inc



# ANNUAL REPORT

448 W 19th st, #752

Houston, TX 77008

(832) 998-5185

https://www.tulamics.com/

This Annual Report is dated April 18, 2022.

**BUSINESS**

The Tula Mic is a portable USC mic and a mobile recorder designed for today's content creators and people working from home. Tula Mics was founded by the folks behind the legendary pro audio brand, Soyuz Microphones, used by many top bands and producers like Coldplay, Radiohead, Shawn Mendes and Nigel Godrich. The Tula features a proprietary noise reduction system which can provide studio-quality sound without the studio.

The Tula works with computers, phones and tablets as a USB mic using a USB-C cable (some iOS devices will require and Apple Camera Connector).

In addition, the Tula has 8gb of internal memory and a powerful battery allowing for up to 12 hours of continuous mobile recording in high quality wav format. All of the necessary function keys are located on the sides of the Tula. Also, the Tula Mic has a button that when long pressed for two seconds allows the Brusfri noise reduction algorithm to literally "learn" the background noise in a room and eliminate it. It won't help with barking dogs or screaming children but it works wonders with fan noise and ambient "hiss".

We manufacture our Tula Mics in Malaysia and then sell them via our own website and numerous dealers, large and small at varying rates of margin, never less than $50 per Tula (gross margin) and in some cases as high as $120.

Tula Microphones, Inc. was originally formed in 2019 as a Texas Limited Liability Company. In October 2021, the company converted to a Delaware C-Corporation to continue development, growth and fundraising for its brand.

**Previous Offerings**

Name: Common Stock

Type of security sold: Equity

Final amount sold: $170,000.00

Number of Securities Sold: 125,925

Use of proceeds: development of the product

Date: August 13, 2020

Offering exemption relied upon: 506(b)

# REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2021 Compared to 2020**

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $1,150,201 compared to 0 in 2020 as the company was still in development product stage. In 2021 company launched the product, successfully delivered more than 2,000 Indiegogo orders, and sold total of 6,823 microphones, including Indiegogo, Amazon, dealers and distributors around the world and website.

Cost of sales

$667,963 was recorded in 2021 compared to 0 in 2020.

Expenses

2021 expenses were $672,195 vs $996,571 in 2020. The Company's expenses consist of among other things the research and development expenses of the Tula Mic, compensation, marketing and sales expenses, fees for professional services, shipping costs. In 2021 overall expenses decreased by $324,376 due to research and development costs mostly took place in 2020.

Historical results and cash flows:

The Company is currently in the active production and sales stage and generating revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the development stage is over and we have inventory on hand, meaning we no longer need to heavily invest in development and will start generating profits. Past cash was primarily generated through equity investments. Our goal is to generate cash through sales to dealers and distributors around the world as well as sales channels, like Amazon and our web store. Our net loss in 2021 was $132,335 - this is in majority due to substantial marketing and advertising expenses required for promoting new product on the market.

**Liquidity and Capital Resources**

At December 31, 2021, the Company had cash of $135,894.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Creditor: Maksim Permiakov

Amount Owed: $50,000.00

Interest Rate: 3.0%

Note payable to a private lender, payable in full including interest at 3.00% on December 31, 2023. The loan is unsecured and does not require guarantees

Creditor: Maksim Permiakov

Amount Owed: $85,890

Interest Rate: 3.0%

Note payable to a private lender, payable in full including interest at 3.00% on December 31, 2023. The loan is unsecured and does not require guarantees

Creditor: Soyuz Microphones LLC

Amount Owed: $100,000.00

Interest Rate: 3.0%

Note payable to a private lender, payable in full including interest at 3.00% until December 31, 2023. The loan is unsecured and does not require guarantees

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Arthur Brown

David Arthur Brown's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, President, Director, and CEO

Dates of Service: June 04, 2019 - Present

Responsibilities: Define strategies for the company, define and control execution of business and marketing goals. Design and development of new products. David dedicates 98% of his time to Tula Microphones.


Other business experience in the past three years:

Employer: Soyuz Microphones LLC

Title: Co-Founder, President

Dates of Service: February 25, 2014 - Present

Responsibilities: Define strategies for the company, oversee business and marketing goals. Design and development of new products. Salary: $5,200. David dedicates approximately 2% of his time to Soyuz.

Name: Karina Kagramanova

Karina Kagramanova's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary

Dates of Service: June 04, 2019 - Present

Responsibilities: Accounting, inventory management, sales and operations support, monthly salary 5,600

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: David Arthur Brown

Amount and nature of Beneficial ownership: 5,978,001

Percent of class: 59.78

Title of class: Common Stock

Stockholder Name: Maksim Permiakov

Amount and nature of Beneficial ownership: 2,940,000

Percent of class: 29.4

## RELATED PARTY TRANSACTIONS

Name of Entity: Maksim Permiakov

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Loan by Maksim Permiakov to Tula.

Material Terms: Amount $50,000. Maturity date is 12/31/2023; term 4 years

Name of Entity: Maksim Permiakov

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Loan by Maksim Permiakov to Tula.

Material Terms: Amount $85,890. Maturity date is 12/31/2023; term 2 years

Name of Entity: Soyuz Microphones LLC

Names of 20% owners: David Arthur Brown, Pavel Bazdyrev, Maksim Permiakov

Relationship to Company: Main owners are the same in Soyuz as in the Tula

Nature / amount of interest in the transaction: Loan

Material Terms: Amount $100,000; Maturity date: 12/31/2023; term - 4 years

## OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per share. Please see voting rights for securities sold in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the consumer electronics industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to 1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

We have one product so therefore we are reliant on consumers to continue to purchase that product. While we believe our product will stay current consumer trends may shift and revenues may decrease as a result.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Tula Mic is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 5 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Tula, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Tula Microphones, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Electronic chip shortage

As the world shut down because of the COVID-19 pandemic, many factories closed with it, making the supplies needed for chip manufacturing unavailable for months. Increased demand for consumer electronics caused shifts that rippled up the supply chain. There's a risk we might not get enough chips to fulfill our demand, that's why part of the funds raised in this campaign will be allocated to long lead-time chips orders and avoid potential supply deficit.

COVID-19 pandemic

Even though we have managed to develop and launch a product during pandemic in 2020, if situations worsens it might hinder our supply chain.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 18, 2022.

**Tula Microphones Inc**

By   /s/ *David Arthur Brown*

Name: David Arthur Brown

Title:   Founder and CEO

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Exhibit A

**FINANCIAL STATEMENTS**

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# TULA MICROPHONES, INC.

**FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

**FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020**



**TULA MICROPHONES, INC.**

**FINANCIAL STATEMENT AND**
**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

**FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020**

**TABLE OF CONTENTS**

|  | Page |
|---|---|
| Independent Accountant's Review Report | 1-2 |
| Balance Sheets | 3 |
| Statements of Income | 4 |
| Statement of Changes in Members' and Stockholders' Equity (Deficit) | 5 |
| Statements of Cash Flows | 6 |
| Notes to Financial Statements | 7 - 13 |
| Supplementary Information |  |
|     Schedule I - Selling and Marketing Expenses | 14 |
|     Schedule II -  General and Administrative Expenses | 15 |



MWH GROUP
CERTIFIED PUBLIC ACCOUNTANTS
CONSULTANTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Tula Microphones, Inc.
Houston, Texas

We have reviewed the accompanying financial statements of Tula Microphones, Inc. (a corporation), formerly known as Tula Microphones, LLC, which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in members' and stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Tula Microphones, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

**Accountant's Conclusion**

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Supplementary Information**

The supplementary information included in Schedules I - II is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

MWH GROUP, P.C. 624 Indiana P.O. Box 97000 Wichita Falls, TX 76307 (940) 723-1471 Fax (940) 723-2251 www.mwhpc.com

**Report on 2020 Financial Statements**

The financial statements of Tula Microphones, Inc as of December 31, 2020, were reviewed by other accountants whose report dated September 17, 2021, stated that based on their procedures, they are not aware of any material modifications that should be made to the financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

*MWH Group, P.C.*

MWH GROUP, P.C.

Wichita Falls, Texas
April 5, 2022

# TULA MICROPHONES, INC.

**BALANCE SHEETS**
**DECEMBER 31, 2021 AND 2020**

<u>ASSETS</u>

|  | 2021 | 2020 |
|---|---|---|
| **Current assets:** | | |
| Cash and cash equivalents | $ 135,894 | $ 203,326 |
| Accounts receivable – trade | 9,912 | - |
| Due from related party | - | 16,987 |
| Inventories | 340,630 | 93,584 |
| Amazon reserve | 1,549 | - |
| Deferred tax asset | 22,396 | - |
| Total current assets | 510,381 | 313,897 |
| Property and equipment, net | 104,734 | 107,032 |
| Total assets | $ 615,115 | $ 420,929 |

<u>LIABILITIES AND MEMBERS' AND STOCKHOLDERS' EQUITY (DEFICIT)</u>

|  | 2021 | 2020 |
|---|---|---|
| **Current liabilities:** | | |
| Accounts payable | $ 948,764 | $ 345,930 |
| Credit card payable | 62,635 | - |
| Deferred revenue | - | 417,222 |
| Payroll liabilities | 3,239 | 3,061 |
| Accrued interest expense | 4,500 | - |
| Other current liability | 190 | 50,926 |
| Total current liabilities | 1,019,328 | 817,139 |
| **Long-term liabilities:** | | |
| Long-term debt - related party | 235,980 | 161,648 |
| Total long-term liabilities | 235,980 | 161,648 |
| Total liabilities | 1,255,308 | 978,787 |
| **Members' equity (deficit):** | | |
| Additional paid-in capital | - | 570,000 |
| Accumulated deficit | - | (1,127,858) |
| Total members' equity (deficit) | - | (557,858) |
| **Stockholders' equity (deficit):** | | |
| Common stock, par value $0.00001 per share, 12,000,000 shares authorized, 10,000,000 shares issued and outstanding at December 31, 2021 | 100 | - |
| Additional paid-in capital | 36,946 | - |
| Retained deficit | (677,239) | - |
| Total stockholders' equity (deficit) | (640,193) | - |
| Total liabilities and members' / stockholders' equity (deficit) | $ 615,115 | $ 420,929 |

*See Accompanying Notes and Independent Accountant's Review Report*

3

# TULA MICROPHONES, INC.

**STATEMENTS OF INCOME**
**FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020**

|  | 2021 | 2020 |
|---|---|---|
| Sales | $ 1,150,201 | $ - |
| Cost of goods sold | 667,963 | - |
| Gross profit from operations | 482,238 | - |
| Operating expenses: |  |  |
|   Selling and marketing expenses | 434,005 | 137,647 |
|   General and administrative expenses | 152,263 | 183,260 |
|   Depreciation expense | 16,849 | 82,649 |
|   Research and development | 69,078 | 593,015 |
|     Total operating expenses | 672,195 | 996,571 |
| Net loss from operations | (189,957) | (996,571) |
| Other income (expense): |  |  |
|   Administration income | 22,500 | - |
|   Forgiven PPP loan proceeds | 23,558 | - |
|   Other income | - | 37,632 |
|   Interest expense | (10,792) | (3,446) |
|   Loss on currency exchange | (40) | - |
|     Total other income (expense) | 35,226 | 34,186 |
| Net loss before income taxes | (154,731) | (962,385) |
| Income taxes: |  |  |
|   Deferred tax benefit | (22,396) | - |
|     Total income taxes | (22,396) | - |
| Net loss | $ (132,335) | $ (962,385) |

*See Accompanying Notes and Independent Accountant's Review Report*

# TULA MICROPHONES, INC.

**STATEMENT OF CHANGES IN MEMBERS' AND STOCKHOLDERS' EQUITY (DEFICIT)**
**FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020**

| | Before Conversion | After Conversion | | | | |
|---|---|---|---|---|---|---|
| | Member's Equity (Deficit) | Common Stock Shares | Amount | Paid-in Capital | Accumulated Deficit | Stockholders' Deficit |
| Balance at January 1, 2020 | $ 134,527 | - | $ - | $ - | $ - | $ - |
| Member contribution | 270,000 | - | - | - | - | - |
| Net loss | (962,385) | - | - | - | - | - |
| Balance at December 31, 2020 | (557,858) | - | - | - | - | - |
| Member contribution | 50,000 | - | - | - | - | - |
| Balance at October 5, 2021 | (507,858) | - | - | - | - | - |
| Conversion from TX LLC to Delaware C Corporation at October 6, 2021 | 507,858 | 10,000,000 | 100 | 36,946 | (544,904) | - |
| Net loss | - | - | - | - | (132,335) | (132,335) |
| Balance at December 31, 2021 | $ - | 10,000,000 | $ 100 | $ 36,946 | $ (677,239) | $ (640,193) |

*See Accompanying Notes and Independent Accountant's Review Report*

# TULA MICROPHONES, INC.

**STATEMENTS OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020**

|  | 2021 | 2020 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ (132,335) | $ (962,385) |
| Adjustments to reconcile net loss to net cash | | |
| used by operating activities: | | |
| Depreciation | 16,849 | 82,649 |
| Forgiven PPP loan proceeds | (23,558) | - |
| (Increase) decrease in: | | |
| Accounts receivable - trade | (9,912) | - |
| Inventories | (247,046) | (93,584) |
| Amazon reserve | (1,549) | - |
| Due from related party | 16,987 | - |
| Income tax receivable | (16,690) | - |
| Deferred tax asset | (5,706) | - |
| Increase (decrease) in: | | |
| Accounts payable | 602,834 | 345,930 |
| Credit card payable | 11,709 | - |
| Deferred revenue | (417,222) | 417,222 |
| Payroll liabilities | 178 | 343 |
| Accrued interest expense | 4,500 | - |
| Other current liability | 190 | 50,338 |
| Net cash used by operating activities | (200,771) | (159,487) |
| | | |
| Cash flows from investing activities: | | |
| Acquisition of property and equipment | (14,551) | (189,681) |
| Net cash used in investing activities | (14,551) | (189,681) |
| | | |
| Cash flows from financing activities: | | |
| Advance of long-term debt - related party | 85,980 | 150,000 |
| PPP loan proceeds | 11,910 | 11,648 |
| Member contribution before conversion to C corporation | 50,000 | 270,000 |
| Net cash provided in financing activities | 147,890 | 431,648 |
| | | |
| Net increase (decrease) in cash and cash equivalents | (67,432) | 82,480 |
| | | |
| Cash and cash equivalents - beginning of year | 203,326 | 120,846 |
| | | |
| Cash and cash equivalents - end of year | $ 135,894 | $ 203,326 |
| | | |
| Supplemental disclosures of cash flow information: | | |
| | | |
| Cash paid during the year for: | | |
| | | |
| Interest | $ 6,292 | $ 3,446 |

*See Accompanying Notes and Independent Accountant's Review Report*

**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2021 AND 2020**

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Tula Microphones, Inc. (the Company) manufactures and sells high-quality USB microphones and mobile recorders with active noise cancelation. The company was established in Houston, Texas on June 4, 2019. The Company was converted from a Texas Limited Liability Company, Tula Microphones, LLC, to a Delaware Corporation, Tula Microphones, Inc. on October 6, 2021.

Basis of Accounting

The Company's financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain types of assets, liabilities, revenues, and expenses. Accordingly, actual results may differ from estimated amounts.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with initial maturities of three months or less to be cash equivalents.

Accounts Receivable

The Company uses the direct write-off method to account for bad debts, which is not materially different from the allowance method required by U. S. generally accepted accounting principles. Management periodically reviews trade accounts and notes receivable. E-commerce and Amazon customers pay at the time the order is placed. When collection efforts have been exhausted and the trade accounts and notes receivable are deemed worthless, they are written off to bad debt. Based on its ongoing credit evaluations of each customer's financial condition, management believes realization losses on amounts outstanding will be immaterial. There was no bad debt expense recorded for the years ended December 31, 2021 and 2020.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value.

Property and Equipment

The property and equipment are stated at cost and depreciated using the straight-line method over useful lives of assets, generally 5 to 39 years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. Maintenance, repairs, and minor replacements are expensed as incurred, while renewals and betterments are capitalized.

# TULA MICROPHONES, INC.

## NOTES TO FINANCIAL STATEMENTS (CONT'D.)
## DECEMBER 31, 2021 AND 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers, which provides a five-step model for recognizing revenue from contracts with customers as follows:

- Identify the contract with a customer;
- Identify the performance obligations in the contract;
- Determine the transaction price;
- Allocate the transaction price to the performance obligations in the contract; and
- Recognize revenue when or as performance obligations are satisfied.

The Company's revenue is primarily derived from sales of high-quality USB microphones and mobile recorders with active noise cancellation. The Company's products are marketed and sold primarily to end-user commercial customers throughout the world. Sales of products are subject to economic conditions and may fluctuate based on changes in the industry, trade policies, and financial markets.

Revenue from the sale of high-quality USB microphones-mobile recorders is recognized upon transfer of control to the customer, which is typically upon shipment. The Company has elected to treat shipping and handling activities related to contracts with customers as costs to fulfill the promise to transfer the associated equipment and not as a separate performance obligation.

As discussed previously, revenue from the sale of high-quality USB microphones-mobile recorders is recognized at a point in time. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods to the customer. Revenue is recorded based on the transaction price, which includes fixed consideration and estimates of variable consideration such as early payment discounts, volume discounts, rebates, and rights of return, if applicable.

The timing of revenue recognition may not align with the right to invoice the customer. The Company records accounts receivable when it has the unconditional right to issue an invoice and receive payment, regardless of whether revenue has been recognized. If revenue has not yet been recognized, a contract liability (deferred revenue reported/disclosed as "customer advance deposits") also is recorded.

Payment terms on invoiced amounts are typically 30 days for business customers and 20 days for prepayment. E-commerce and Amazon customers pay at the time the order is placed. In instances where the timing of revenue recognition differs from the timing of the right to invoice, the Company has determined that a significant financing component generally does not exist. The primary purpose of the Company's invoicing terms is to provide customers with simplified and predictable ways of purchasing the products and not to receive financing from or provide financing to the customer.

The Company generally provides a one year warranty for its products. Historically, warranty claims have not resulted in material costs incurred. The Company does not consider warranties to be performance obligations.

Customer Advance Deposits

Customer advance deposits are recorded to reflect the liability established when accepting a deposit, down payment, partial or full payment on a purchase prior to invoicing and transfer of title.

*See Independent Accountant's Review Report*

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

<u>Shipping and Handling Costs</u>

Shipping and delivery expenses and fulfilment fees are included in selling expenses and amounted to $26,377 and $26,701 for the year ended December 31, 2021, respectively. Freight and shipping costs for the year ended December 31, 2020 was $18,933.

<u>Advertising</u>

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2021 and 2020 were $197,524 and $91,902, respectively.

<u>Recent Accounting Pronouncements</u>

*Adopted, ASU 2014-09*

*ASU 2014-09* - In May 2014, the Financial Accounting Standards Board (FASB) and International Accounting Standards Board (IASB) issued substantially converged final standards on revenue recognition. The FASB's Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers. (Topic 606).* The ASU and all subsequently issued clarifying ASU's replaced most existing revenue recognition guidance in accounting standards generally accepted in the United States of America. The ASU also required expanded disclosures related to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customer. The Company adopted the new standard effective June 4 , 2019 when the Company was established.

*Not Adopted, ASU 2016-02,*

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The new standard is effective for privately held companies for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years beginning after December 15, 2022. The management believes this standard does not have material impact on the Company's financial statements for the year ended December 31, 2021 as the Company does not have any finance or operating leases in place. The Company will be evaluating the impact of adopting this standard on its financial statements in the future years.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) and the American Institute of Certified Public Accountants did not or are not believed by management to have a material impact on the Companies' present or future financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

Sales Taxes

The Company collects and remits sales taxes on transaction with customers and reports such amounts under the net method in the statement of operations. Accordingly, these taxes are not included in gross revenue.

Income Taxes

On October 6, 2021 the Company was converted from a Texas Limited Liability Company to a Delaware C Corporation. Thus, prior to October 6, 2021, the Company was treated as a partnership for federal income tax reporting purposes and was not subject to income taxes. The conversion resulted in accumulated deficit of $544,904. 10,000,000 shares with a par value of $.0001 were authorized and issued with a tax cost basis of $37,046 to the existing members of the limited liability company that became the stockholders in the converted corporation.

After October 5, 2021, income taxes are accounted for in accordance with FASB Codification Topic *Income Taxes*. Tax expense is for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, measured by enacted tax rates for years in which taxes are expected to be paid or recovered. The temporary differences are primarily due to timing of depreciation expense for property and equipment, and amortization of research and development costs.

Research and Development Costs

Research and development costs are charged to operations when incurred and included in operating expenses. The amounts charged for the years ended December 31, 2021 and 2020 were $69,078 and $593,015, respectively.

Date of Management Evaluation

Management has evaluated subsequent events through April 5, 2022, the date on which the financial statements were available to be issued.

NOTE 2 - CONCENTRATIONS OF FINANCIAL INSTRUMENTS

Concentrations of Credit Risk

The Company has deposit accounts with a financial institution that, at times, may exceed insured limits. Management believes they are not exposed to any significant credit risk with regard to their cash.

The company collects payments primarily when orders are placed as such its accounts receivable to credit risk exposure is limited.

Other Concentrations

The Company primarily transacts with one supplier, a manufacturing plant in Malaysia where its products are manufactured.

# TULA MICROPHONES, INC.

## NOTES TO FINANCIAL STATEMENTS (CONT'D.)
## DECEMBER 31, 2021 AND 2020

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash, cash equivalents, accounts receivable, and accounts payable approximate their fair value because of the short maturity of those instruments. Based on the borrowing rates currently available for bank loans with similar terms and average maturities, the carrying amount of long-term debt approximates the fair value.

NOTE 4 - INVENTORIES

Inventories at December 31, 2021 and 2020 consist of the following:

|  | 2021 | 2020 |
|---|---|---|
| Microphones | $ 329,875 | $ - |
| Accessories | 8,447 | - |
| Work-in process | - | 93,584 |
| Other merchandise | 2,308 | - |
| Total | $ 340,630 | $ 93,584 |

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2021 and 2020 consist of the following:

|  | 2021 | 2020 |
|---|---|---|
| Tooling machinery | $ 204,232 | $ 189,681 |
| Accumulated depreciation | (99,498) | (82,649) |
| Total | $ 104,734 | $ 107,032 |

Total depreciation expense amounted to $16,849 and $82,649 for the years ended December 31, 2021 and 2020.

NOTE 6 - MAJOR SUPPLIER

For the year ended December 31, 2021, approximately 80% of the Company's purchases were made from one supplier, Malaysian manufacturer. The Company's accounts payable to the supplier amounted $758,800 or approximately 79% of total accounts payable at December 31, 2021.

NOTE 7 - LONG-TERM DEBT

The Company's debt at December 31, 2021 and 2020 consists of the following:

|  | 2021 | 2020 |
|---|---|---|
| Payroll protection program loan received from a bank. The loan was uncollateralized and fully forgiven during 2021. (see Note 10) | $ - | $ 11,648 |

NOTE 7 - LONG-TERM DEBT (CONT'D)

The Company's debt at December 31, 2021 and 2020 consists of the following (Cont'd):

|  | 2021 | 2020 |
|---|---|---|
| Note payable to a majority stockholder, payable in full including interest at 3.00% on December 31, 2023. The loan is unsecured and does not require guarantees. | $ 135,980 | $ 50,000 |
| Note payable to a related party, payable in full including interest at 3. 00% on December 31, 2023. The loan is unsecured and does not require guarantees. | 100,000 | 100,000 |
| Total debt | 235,980 | 161,648 |
| Less current portion | - | - |
| Long-term debt, less current portion | $ 235,980 | $ 161,648 |

NOTE 8 - INCOME TAXES

The provision for income taxes at December 31, 2021 and 2020 consists of the following:

|  | 2021 | 2020 |
|---|---|---|
| Deferred tax benefit | $ (22,396) | $ - |
| Total provision for income taxes | $ (22,396) | $ - |

Total deferred tax asset at December 31, 2021 and 2020 is as follows:

|  | 2021 | 2020 |
|---|---|---|
| Depreciation | $ 109 | $ - |
| Amortization | (5,815) | |
| Net operating loss carryforward | (16,690) | - |
| Net deferred tax asset | $ (22,396) | $ - |

NOTE 9 - COMMITMENTS

The Company entered into a Logistics Services Agreement (the Agreement) with Greenline Inc. (Greenline), dated November 11, 2020. Greenline provides the Company with certain warehousing, inventory fulfillment, and other logistics services as described within the Agreement with respect to materials manufactured and/or sold. The Company pays a monthly fee of $99, as well as additional fees, for orders received and fulfilled, returns processed, and additional supply chain related services.

Starting April 1, 2022, the Company will be handling storage, fulfilment and other logistics services in house for the sales through its various ecommerce sites.

*See Independent Accountant's Review Report*

**TULA MICROPHONES, INC.**

**NOTES TO FINANCIAL STATEMENTS (CONT'D.)**
**DECEMBER 31, 2021 AND 2020**

NOTE 10 - PAYCHECK PROTECTION PROGRAM

The Coronavirus Aid, Relief, and Economic Security (CARES) Act created the Paycheck Protection Program (PPP) to provide certain small businesses with liquidity to support their operations during the COVID-19 pandemic. The PPP is a loan program designed to provide a direct incentive for small businesses to keep their employees on payroll.

The loan has a 1 % fixed interest rate and is due in two years. However, the loan is eligible for forgiveness in full or in part, including any accrued interest under certain conditions and is subject to audit by the U.S. Government. The loan will be forgiven if the loan proceeds were used for eligible purposes, including payroll, benefits, rent, and utilities, and the Company maintained its payroll levels for 24 weeks.

In July 2020 and February 2021, the Company received loan proceeds in the amount of $11,648 and $11,910 under the PPP, respectively. Both PPP loans were fully forgiven as of December 31, 2021 and were included in income.

NOTE 11 - RELATED PARTY TRANSACTIONS

Long-term debt includes the unsecured loan payable to a stockholder in the amount of $135,980 and $50,000 at December 31, 2021 and 2020, respectively. For the year ended December 31, 2021, interest was accrued in the amount of $1,500.

Long-term debt also includes the unsecured loan payable to a related party in the amount of $100,000 at December 31, 2021 and 2020. For the year ended December 31, 2021, interest was accrued in the amount of $3,000.

NOTE 12 - UNCERTAINTIES

The COVID-19 outbreak in the United States has created economic uncertainties that may impact future operations. The extent of the impact on operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain.

*See Independent Accountant's Review Report*

**SUPPLEMENTARY INFORMATION**

# TULA MICROPHONES, INC.

# SCHEDULE I

**SELLING AND MARKETING EXPENSES**
**FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020**

|  | 2021 | 2020 |
|---|---|---|
| Advertising | $ 197,524 | $ 91,902 |
| Office supplies and expenses | - | 5,744 |
| Fulfilment fees | 26,701 | - |
| Online marketplace fees | 29,416 | - |
| Subcontractors | 150,812 | - |
| Sales expense | - | 20,795 |
| Sales and use tax | 3,175 | 273 |
| Shipping and delivery expense | 26,377 | 18,933 |
| Total selling and marketing expenses | $ 434,005 | $ 137,647 |

*See Accompanying Notes and Independent Accountant's Review Report*

# TULA MICROPHONES, INC.

# SCHEDULE II

**GENERAL AND ADMINISTRATIVE EXPENSES**
**FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020**

|  | 2021 | 2020 |
|---|---|---|
| Bank charges and merchant services fees | $ 8,974 | $ 14,782 |
| Insurance | 1,445 | - |
| Professional fees | 16,895 | 32,862 |
| Office supplies | 764 | 16 |
| Dues and subscriptions | 8,114 | - |
| Miscellaneous expense | 876 | 889 |
| Licenses and registration | 11,829 | - |
| Travel | 6,531 | 13,903 |
| Taxes and licenses | - | 19,238 |
| Meals and entertainment | 1,063 | - |
| Wage and salary expense | 88,570 | 93,823 |
| Payroll taxes | 7,202 | 7,747 |
| Total general and administrative expenses | $ 152,263 | $ 183,260 |

# CERTIFICATION

I, David Arthur Brown, Principal Executive Officer of Tula Microphones Inc, hereby certify that the financial statements of Tula Microphones Inc included in this Report are true and complete in all material respects.

*David Arthur Brown*

Founder and CEO